Exhibit 99.4

Customers Give NICE inContact CXone Perfect Scores in all 12 Vendor
Satisfaction Categories in DMG Report

For the second consecutive year, CXone achieves the highest overall vendor and product satisfaction ratings

Salt Lake City, January 23, 2020 – NICE inContact (Nasdaq: NICE) today announced that CXone, the world’s #1 cloud customer experience platform, received perfect 5.0 scores from customers for all 12 vendor satisfaction categories, according to a new report by contact center, back-office and real-time analytics research and consulting firm DMG Consulting LLC.

DMG Consulting’s 2019-2020 Cloud-Based Contact Center Infrastructure Product and Market Report presents product as well as vendor satisfaction ratings, each broken down into several categories, as collected from cloud contact center infrastructure users.

NICE inContact CXone attained the highest overall vendor and product satisfaction ratings of all companies represented in the DMG report. Among the top-ranked aspects of CXone are its innovation, professional services, ease of doing business, responsiveness to product enhancement requests, training, and vendor communication.

NICE inContact also received perfect 5.0 scores in eight of 10 product capabilities satisfaction ratings categories, ranking the highest overall ahead of all other vendors evaluated. Additional top-ranked attributes of NICE inContact are AI and automation capabilities, quality management/coaching capabilities, CRM features and functionality, and IVR features and functionality.

“On an annual basis, DMG Consulting conducts independent customer satisfaction surveys to measure end-user satisfaction with vendors and their products, as well as their service, support, professional services, training and innovation,” said Donna Fluss, President of DMG Consulting. “DMG conducts these analyses because they provide great insights into general market trends and end-user issues and concerns.”

“The second consecutive year of outstanding customer satisfaction ratings for CXone in the DMG Consulting report reflects the dedication NICE inContact has to meeting the needs of organizations of all sizes across the globe, ultimately helping them achieve positive business outcomes,” said Paul Jarman, NICE inContact CEO. “Modern customers are highly agile and hold the brands they partner with to exceedingly high standards. CXone gives organizations a complete, intelligent and unified solution on an open cloud foundation, allowing brands to provide seamless digital-first omnichannel interactions in today’s experience economy.”

NICE inContact CXone delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market. With digital-first omnichannel, CXone now makes it possible for organizations of all sizes across the globe to reach more customers each and every day throughout the year, using voice and a vast range of digital channels such as SMS text, Facebook Messenger, Twitter, or WhatsApp – all unified on the CXone cloud customer experience platform.

To learn more about the DMG report click here.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.